SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group (a)☐ (b)☒
3	SEC Use Only
4	Source of FundsOO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of OrganizationUnited States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 484,937
	8	Shared Voting Power 67,312
	9	Sole Dispositive Power 484,937
	10	Shared Dispositive Power 67,312
11	Aggregate Amount Beneficially Owned by Each Reporting Person 552,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.12%
14	Type of Reporting Person IN

CUSIP No. 64111R 102
1	Names of Reporting Persons. Star Equities LLC
2	Check the Appropriate Box if a Member of a Group (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of OrganizationUnited States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 67,312
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,312
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,312
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.39%
14	Type of Reporting Person CO

This Amendment No. 10 to Schedule 13D relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and further amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015, the Amendment No. 2 filed by Mr. Firer on September 22, 2015, the Amendment No. 3 filed by Mr. Firer on October 15, 2015, the Amendment No. 4 filed by Mr. Firer on December 2, 2015, the Amendment No. 5 filed by Mr. Firer on June 20, 2016, the Amendment No. 6 filed by Mr. Firer on October 11, 2017, the Amendment No. 7 filed by Mr. Firer on October 27, 2017, the Amendment No. 8 filed by Mr. Firer on January 8, 2018 and the Amendment No. 9 filed by Mr. Firer on April 10, 2019 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following information for updating:

On December 1, 2020, the stockholders of the Company approved an equity award of 119,361 restricted shares of the Company common stock, vesting immediately on the grant date, to Oleg Firer outside of the Company’s 2013 Equity Incentive Plan, as amended. Such award of restricted shares common stock of the Company was subject to and contingent upon the Company shareholders’ approval for purposes of compliance with the Nasdaq Rule5635(c). Upon such approval, such restricted shares of the Company common stock were issued to Mr. Firer.

Item 5. Interest in Securities of Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b)     As of the date hereof, Star Equities is the beneficial owner of 67,312 restricted shares of Common Stock issued to Star Equities pursuant to the conversion of that certain promissory note dated March 1, 2017 by the Company to Star Equities LLC (the “Promissory Note”) of the entire outstanding amount of $374,253.13 (including the principal amount of $348,083.32 and accrued and unpaid interest) for a purchase price of $5.56 per share, representing in the aggregate approximately 1.39% of the outstanding shares of Common Stock, based on 4,845,211 shares of Common Stock issued and outstanding as of March 29, 2019, as disclosed in the Form 10-Q filed by the Issuer with the SEC on November 16, 2020.

As of the date hereof, Mr. Firer is deemed to have beneficial ownership of 552,249 shares of Common Stock consisting of (1) 484,937 restricted shares of Common Stock held directly by Mr. Firer, and (2) as the sole member of Star Equities, Mr. Firer can be deemed to beneficially own the above-described restricted shares of Common Stock beneficially owned by Star Equities (which equals to 67,312 shares as of the date hereof, as described above). Such shares collectively represent approximately 11.12% of the outstanding shares of Common Stock, based on 4,845,211 shares of Common Stock issued and outstanding as of March 29, 2019, as disclosed in the Form 10-Q filed by the Issuer with the SEC on November 16, 2020, plus 119,361 shares of Common Stock issued to Mr. Firer as disclosed in Item 4 above. Mr. Firer has sole voting power and sole dispositive power with respect to 484,937 restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 3, 2020	/s/ Oleg Firer Oleg Firer
Date: December 3, 2020	STAR EQUITIES, LLC By: /s/ Oleg Firer Oleg Firer, as Managing Member